

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 31, 2007

Andrew Gould
Chairman and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, TX 77056

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed on February 16, 2007**
>   **Supplemental Response Letter Dated May 15, 2007**
>   **File No. 001-04601**

Dear Mr. Gould:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and supplemental response letter dated May 15, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note your response letter dated May 15, 2007, including the additional disclosure you propose to insert in your future filings regarding risks in connection with certain divestment or investment limitation legislation. Please also advise us of any payments that you made in the past three fiscal years to the governments of Cuba, Iran, Sudan and/or Syria, and/or entities controlled by those governments. Identify the government(s) and/or government-controlled entities to which you made payments, the amounts paid, and the transactions and/or operations payments related.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

      Sincerely,

      Karl Hiller
      Branch Chief